As filed with the Securities and Exchange Commission on July 12, 2017

                                                    1933 Act File No. 333-218652
                                                     1940 Act File No. 811-03763


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1626

     B.   Name of Depositor: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   Complete address of Depositor's principal executive offices:

                           2455 Corporate West Drive
                             Lisle, Illinois 60532

     D.   Name and complete address of agents for service:

         GUGGENHEIM FUNDS DISTRIBUTORS, LLC
         Attention:  Amy Lee, Esq.
         Vice President and Secretary
         2455 Corporate West Drive
         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention: Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

   /   /  immediately upon filing pursuant to paragraph (b)

   /   /  on (date) pursuant to paragraph (b)

   /   /  60 days after filing pursuant to paragraph (a)(1)

   /   /  on (date) pursuant to paragraph (a)(1) of rule 485

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

   /   /  Check box if it is proposed that this filing will become effective on
          (date) at (time) Eastern Time pursuant to Rule 487.





The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


       Preliminary Prospectus Dated July 12, 2017, Subject to Completion


                   Guggenheim Defined Portfolios, Series 1626


                       Total Income Portfolio, Series 10




                                GUGGENHEIM LOGO




                     PROSPECTUS PART A DATED JULY 12, 2017


                       A portfolio containing securities
                 selected by Guggenheim Funds Distributors, LLC with the assistance of Guggenheim Partners Investment Management, LLC


     An investment can be made in the underlying funds directly rather than through the trust. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the trust.


           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


================================================================================
INVESTMENT SUMMARY
================================================================================

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                                    Overview

     Guggenheim Defined Portfolios, Series 1626 is a unit investment trust that consists of the Total Income Portfolio, Series 10 (the "trust"). Guggenheim Funds Distributors, LLC ("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trust.

     The trust is scheduled to terminate in approximately two years.

                              Investment Objective

     The trust seeks to provide current income and, as a secondary objective, the potential for capital appreciation.

                         Principal Investment Strategy

     The trust seeks to provide current income with the potential for capital appreciation by investing in a diversified portfolio of dividend-paying stocks of U.S. and international companies, shares of exchange-traded funds ("ETFs") that invest in fixed-income securities, shares of closed-end funds that have elected to be treated as business development companies under the Investment Company Act of 1940, as amended ("BDCs"), shares of master limited partnerships ("MLPs"), shares of U.S. and international real estate investment trusts ("REITs") and shares of ETFs that invest in REITs. The sponsor, with the assistance of Guggenheim Partners Investment Management, LLC ("GPIM"), an affiliate of Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio.

                               Security Selection

     The trust's portfolio is divided into three different asset segments:

     1) Equity Securities: common stocks of domestic and international companies;

     2) Fixed Income ETFs: shares of ETFs that invest in fixed-income securities; and

     3) Alternative Income Securities: shares of BDCs, MLPs, U.S. and international REITs and ETFs that invest in REITs.

     The selection methodology for each segment is described below.

                           Equity Securities Segment

     The trust may invest in the common stocks of small-, mid- and large-capitalization companies. In constructing the trust's portfolio, the sponsor selects domestic and international companies, which securities may include American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs") and New York Registry Shares, based on, but not limited to, the following factors:

     o    Liquidity;

     o Fundamental characteristics such as return on assets, earnings before interest, taxes, depreciation and amortization and year-over-year sales growth; and

     o    Dividend yield.

                           Fixed Income ETFs Segment

     The sponsor selects ETFs that invest in fixed income securities such as corporate bonds, floating rate securities, international and emerging market debt, preferred securities and high-yield or "junk" securities. The ETFs are selected based on, but not limited to, the following factors:

     o    Liquidity;

     o    Yield; and

     o    Duration.

     The sponsor will consider ETFs investing in securities of all durations. The duration of a security is a measure of its price sensitivity to changes in interest rates based on the weighted average term to maturity of its interest and principal cash flows.

     ETFs are investment pools that hold securities. ETFs provide an efficient and relatively simple way to invest in that they offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs are often built as an index fund, but trade like a stock on an exchange. ETFs generally offer advantages similar to those found in index funds such as low operating costs, performance designed to track an index, the potential for high tax efficiency and consistent investment strategies. Unlike conventional mutual funds, ETFs normally issue and redeem shares on a continuous basis at their net asset value in large specified blocks of shares, known as "creation units." Market makers, large investors and institutions deal in creation units. The trust will buy shares of the ETF on the exchanges and will incur brokerage costs.

                     Alternative Income Securities Segment

     The sponsor selects BDCs, MLPs, U.S. and international REITs and ETFs that invest in REITs based on, but not limited to, the following factors:

     o    Liquidity; and

     o    Dividend yield.

     The BDCs held by the trust will be publicly traded and may hold equity or fixed-income securities issued by domestic or foreign companies. These securities may include the securities of small-, mid- or large-capitalization companies. In addition, the securities held by the BDCs included in the trust may be rated investment-grade or non-investment-grade. High-yield or "junk" bonds, the generic names for bonds rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative.

                              Guggenheim Partners
                           Investment Management, LLC

     Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.


     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------

                  Essential Information
                (as of the Inception Date)


Inception Date                             July 12, 2017

Unit Price                                        $10.00

Termination Date                         August 12, 2019

Distribution Date                 25th day of each month
                    (commencing August 25, 2017, if any)

Record Date                       15th day of each month
                    (commencing August 15, 2017, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                              40172W545
Fee Account Cash                               40172W560

Reinvested Distributions
Standard Accounts                              40172W552
Fee Account Reinvest                           40172W578


Ticker                                            CTIPJX

               Portfolio Diversification


                                             Approximate
Security Type                       Portfolio Percentage
-----------------------------       --------------------
Business Development Companies                    11.12%
Common Stocks                                     30.58
Exchange-Traded Funds                             35.51
Master Limited Partnerships                       11.15
Real Estate Investment Trusts                     11.64
                                    --------------------
Total                                            100.00%
                                    ====================

Sector
(excludes Exchange-                          Approximate
Traded Funds)                       Portfolio Percentage
--------------------------          --------------------
Consumer Discretionary                             0.66%
Consumer Staples                                   0.63
Energy                                            18.97
Financials                                        14.53
Health Care                                        1.89
Industrials                                        1.21
Information Technology                             3.67
Materials                                          1.78
Real Estate                                       11.64
Telecommunication Services                         5.19
Utilities                                          4.32
                                    --------------------
Total                                             64.49%
                                    ====================

Country/Territory
(Headquartered)
(excludes Exchange-                          Approximate
Traded Funds)                       Portfolio Percentage
--------------------------          --------------------
Australia                                          0.55%
Canada                                             1.71
Chile                                              0.56
China                                              1.12
Colombia                                           0.55
France                                             1.11
Great Britain                                      3.32
Indonesia                                          0.55
Israel                                             0.54
Italy                                              0.56
Mexico                                             1.11
Netherlands                                        0.56
Norway                                             0.55
Russia                                             1.67
South Korea                                        1.11
Taiwan                                             1.10
United States                                     47.82
                                    --------------------
Total                                             64.49%
                                    ====================

Market
Capitalization
(excludes Exchange-                          Approximate
Traded Funds)                       Portfolio Percentage
--------------------------          --------------------
Small-Capitalization                              21.43%
Mid-Capitalization                                19.78
Large-Capitalization                              23.28
                                    --------------------
Total                                             64.49%
                                    ====================


Minimum Investment
All accounts                                      1 unit

--------------------------------------------------------------------------------


                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Share prices, dividend rates or distributions on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends or distributions in the future and, if declared, whether they will remain at current levels or increase over time.

     o The trust invests in shares of ETFs. ETFs are investment pools that hold other securities. The ETFs are often passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. ETFs are subject to various risks, including management's ability to meet the fund's investment objective. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. The underlying ETF has management and operating expenses. Consequently, you will bear not only your share of your trust's expenses, but also the expenses of the underlying ETFs. By investing in ETFs, the trust incurs greater expenses than you would incur if you invested directly in the ETFs.

     o The trust is subject to an ETF's index correlation risk. To the extent that an underlying ETF is an index tracking ETF, index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances.

     o The trust invests in shares of BDCs. BDCs' ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. A BDC's credit rating may change over time which could adversely affect their ability to obtain additional credit and/or increase the cost of such borrowing. BDCs are generally leveraged, which may magnify the potential for gains and losses on amounts invested and, accordingly, may increase the risks associated with those securities. BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded.

          BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. In addition, a BDC may pay an incentive fee to its investment adviser. The potential for the investment adviser to earn incentive fees may create an incentive for the investment adviser to make investments that are riskier or more speculative than would otherwise be in the best interests of the BDC. Additionally, if the base management fee is based on gross assets, the investment adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees. These incentives raise the expenses paid by a BDC. The trust will indirectly bear these expenses and estimated BDC expenses are shown in the trust's annual operating expenses under "Fees and Expenses" to illustrate the impact of their impact. These expenses may fluctuate significantly over time.

     o The ETFs and BDCs are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See "Fees and Expenses" for additional information.

     o The value of the fixed-income securities in the BDCs and ETFs will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. In addition, the duration of a security will also affect its price sensitivity to interest rate changes. For example, if a security has a duration of 5 years and interest rates go up by 1%, it can be expected that the security price will move down by 5%. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

     o A BDC, ETF or an issuer of securities held by a BDC or ETF may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. Issuers may suspend dividends during the life of the trust. This may result in a reduction in the value of your units.

     o The financial condition of a BDC, ETF or an issuer of securities held by a BDC or ETF may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period. As the trust is unmanaged, a downgraded security will remain in the portfolio.

     o Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain BDCs and ETFs, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a BDC or ETF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     o Certain BDCs and ETFs held by the trust invest in securities that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal in falling rate environments.

     o Certain BDCs and ETFs held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o The trust invests in ADRs and U.S.-listed foreign securities, and certain ETFs and BDCs held by the trust invest in foreign securities. The trust's, certain ETF's and certain BDC's investment in foreign securities presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o The trust and certain ETFs held by the trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o The trust and certain BDCs and ETFs held by the trust invest in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies.
          Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o The trust invests in MLPs. MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. Currently, most MLPs operate in the energy, natural resources or real estate sectors. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources sectors, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk.

          The benefit the trust derives from its investment in MLPs is largely dependent on their being treated as partnerships for federal income tax purposes. As a partnership, an MLP has no income tax liability at the entity level. If, as a result of a change in an MLP's business, an MLP were treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the applicable corporate tax rate. If an MLP was classified as a corporation for federal income tax purposes, the amount of cash available for distribution with respect to its units would be reduced and any such distributions received by the trust would be taxed entirely as dividend income if paid out of the earnings of the MLP. Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a material reduction in the after-tax return to the trust, likely causing a substantial reduction in the value of the units of the trust.

     o The trust and certain ETFs held by the trust invest in REITs. REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate markets in the United States; and other factors beyond the control of the issuer of the security.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                     Percentage
                                      of Public    Amount Per
                                      Offering       $1,000
Investor Fees                         Price (4)     Invested
----------------------------        ------------  ------------
Initial sales fee
  paid on purchase (1)                   0.00%      $  0.00
Deferred sales fee (2)                   2.25         22.50
Creation and
  development fee (3)                    0.50          5.00
                                    ------------  ------------
Maximum sales fees
  (including creation
  and development fee)                   2.75%      $ 27.50
                                    ============  ============


Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)          $  8.00
                                    ============

                                     Approximate
Annual Fund                          % of Public
Operating                             Offering     Amount Per
Expenses                              Price (4)    100 Units
----------------------------        ------------  ------------
Trustee's fee                          0.1050%      $ 1.050
Sponsor's supervisory fee              0.0300         0.300
Evaluator's fee                        0.0350         0.350
Bookkeeping and
  administrative fee                   0.0350         0.350
Estimated other trust
  operating expenses (5)               0.0459         0.459
Estimated acquired fund
  expenses (6)                         0.9290         9.290
                                    ------------  ------------
 Total                                 1.1799%      $11.799
                                    ============  ============


(1) The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee ("C&D Fee"). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of February 2018 through April 2018. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder's initial investment.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.


(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $23 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.


(6) Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the BDCs and ETFs held by the trust in the estimated amount provided above. Estimated BDC and ETF expenses are based upon the net asset value of the number of BDC and ETF shares held by the trust per unit multiplied by the Annual Operating Expenses of the BDCs and ETFs for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying BDCs and ETFs were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain BDCs and ETFs held by your trust and therefore certain fees paid by your trust to such BDCs and ETFs will be paid to the sponsor or an affiliate for its services to such BDCs and ETFs.

                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year          $     478
3 years             1,094
5 years             1,733
10 years            3,224


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                                Trust Portfolio


Guggenheim Defined Portfolios, Series 1626
Total Income Portfolio, Series 10
The Trust Portfolio as of the Inception Date, July 12, 2017
-----------------------------------------------------------------------------------------------------------------
                                                                 Percentage
                                                                 of Aggregate Initial Per Share      Cost To
  Ticker Company Name (1)                                        Offer Price  Shares    Price    Portfolio (2)(3)
-----------------------------------------------------------------------------------------------------------------
         BUSINESS DEVELOPMENT COMPANIES (11.12%)
         Financials (11.12%)
  AINV     Apollo Investment Corporation                             0.74%      174   $    6.43  $        1,119
  ARCC     Ares Capital Corporation                                  0.74        68       16.40           1,115
  BKCC     BlackRock Capital Investment Corporation                  0.75       148        7.58           1,122
  FSC      Fifth Street Finance Corporation                          0.74       242        4.58           1,108
  FSIC     FS Investment Corporation                                 0.73       122        9.05           1,104
  GSBD     Goldman Sachs BDC, Inc.                                   0.74        49       22.67           1,111
  GBDC     Golub Capital BDC, Inc.                                   0.74        58       19.29           1,119
  HTGC     Hercules Capital, Inc.                                    0.74        84       13.29           1,116
  MAIN     Main Street Capital Corporation                           0.74        29       38.58           1,119
  MCC      Medley Capital Corporation                                0.76       176        6.42           1,130
  NMFC     New Mountain Finance Corporation                          0.74        78       14.35           1,119
  PSEC     Prospect Capital Corporation                              0.74       137        8.11           1,111
  TCPC     TCP Capital Corporation                                   0.74        66       16.75           1,106
  TSLX     TPG Specialty Lending, Inc.                               0.74        54       20.48           1,106
  TCAP     Triangle Capital Corporation                              0.74        63       17.55           1,106
         COMMON STOCKS (30.58%)
         Consumer Discretionary (0.66%)
  GM       General Motors Company                                    0.66        28       35.40             991
         Consumer Staples (0.63%)
  PG       The Procter & Gamble Company                              0.63        11       86.77             954
         Energy (7.82%)
  BP       BP PLC (6)                                                0.55        24       34.36             825
  CVX      Chevron Corporation                                       0.69        10      103.12           1,031
  SNP      China Petroleum & Chemical Corporation (6)                0.57        11       78.14             860
  E        Eni SpA (6)                                               0.56        28       29.85             836
  XOM      Exxon Mobil Corporation                                   0.64        12       80.60             967
  OGZPY    Gazprom PJSC (6)                                          0.56       207        4.04             836
  LUKOY    LUKOIL PJSC (6)                                           0.56        18       47.16             849
  OKE      ONEOK, Inc.                                               0.68        20       50.88           1,018
  RDS/A    Royal Dutch Shell PLC (6)                                 0.56        16       53.03             848
  STO      Statoil ASA (6)                                           0.55        50       16.68             834
  TOT      Total SA (6)                                              0.55        17       49.02             833
  VLO      Valero Energy Corporation                                 0.68        15       67.93           1,019
  WMB      Williams Companies, Inc.                                  0.67        33       30.43           1,004

                                          Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 1626
Total Income Portfolio, Series 10
The Trust Portfolio as of the Inception Date, July 12, 2017
-----------------------------------------------------------------------------------------------------------------
                                                                 Percentage
                                                                 of Aggregate Initial Per Share      Cost To
  Ticker Company Name (1)                                        Offer Price  Shares    Price    Portfolio (2)(3)
-----------------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Financials (3.41%)
  CM       Canadian Imperial Bank of Commerce (5)                    0.55%       10   $   82.33  $          823
  AVAL     Grupo Aval Acciones y Valores SA (6)                      0.55        99        8.31             823
  BSMX     Grupo Financiero Santander Mexico SAB de CV (6)           0.56        86        9.73             837
  HSBC     HSBC Holdings PLC (6)                                     0.54        17       47.90             814
  IVZ      Invesco Limited (5)                                       0.66        28       35.72           1,000
  WBK      Westpac Banking Corporation (6)                           0.55        35       23.65             828
         Health Care (1.89%)
  ABBV     AbbVie, Inc.                                              0.67        14       71.84           1,006
  GSK      GlaxoSmithKline PLC (6)                                   0.56        20       42.01             840
  PFE      Pfizer, Inc.                                              0.66        30       33.17             995
         Industrials (1.21%)
  OMAB     Grupo Aeroportuario del Centro Norte SAB
              de CV (6)                                              0.55        17       48.52             825
  UPS      United Parcel Service, Inc.                               0.66         9      110.07             991
         Information Technology (3.67%)
  ASX      Advanced Semiconductor Engineering, Inc. (6)              0.56       132        6.42             847
  CSCO     Cisco Systems, Inc.                                       0.66        32       31.09             995
  IBM      International Business Machines Corporation               0.71         7      153.19           1,072
  ITRN     Ituran Location and Control Limited (5)                   0.54        26       31.55             820
  QCOM     QUALCOMM, Inc.                                            0.66        18       55.33             996
  STX      Seagate Technology PLC (5)                                0.54        21       38.72             813
         Materials (1.78%)
  LYB      LyondellBasell Industries NV (5)                          0.67        12       84.46           1,014
  RIO      Rio Tinto PLC (6)                                         0.56        19       44.72             850
  SHI      Sinopec Shanghai Petrochemical Company
              Limited (6)                                            0.55        15       55.69             835
         Telecommunication Services (5.19%)
  T        AT&T, Inc.                                                0.66        27       36.60             988
  BCE      BCE, Inc. (5)                                             0.57        19       44.79             851
  CHT      Chunghwa Telecom Company Limited (6)                      0.54        23       35.60             819
  MBT      Mobile TeleSystems PJSC (6)                               0.55       104        8.00             832
  ORAN     Orange SA (6)                                             0.56        52       16.09             837
  SKM      SK Telecom Company Limited (6)                            0.55        33       25.07             827
  TLK      Telekomunikasi Indonesia Persero Tbk PT (6)               0.55        24       34.39             825
  VZ       Verizon Communications, Inc.                              0.66        23       42.89             986
  VOD      Vodafone Group PLC (6)                                    0.55        29       28.37             823
         Utilities (4.32%)
  AGR      Avangrid, Inc.                                            0.66        23       43.48           1,000
  CNP      CenterPoint Energy, Inc.                                  0.67        37       27.16           1,005

                                          Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 1626
Total Income Portfolio, Series 10
The Trust Portfolio as of the Inception Date, July 12, 2017
-----------------------------------------------------------------------------------------------------------------
                                                                 Percentage
                                                                 of Aggregate Initial Per Share      Cost To
  Ticker Company Name (1)                                        Offer Price  Shares    Price    Portfolio (2)(3)
-----------------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Utilities (continued)
  EOCC     Enel Generacion Chile SA (6)                              0.56%       36   $   23.41  $          843
  KEP      Korea Electric Power Corporation (6)                      0.56        45       18.61             837
  NGG      National Grid PLC (6)                                     0.56        14       60.41             846
  PPL      PPL Corporation                                           0.65        26       37.76             982
  SO       Southern Company                                          0.66        21       47.28             993
         EXCHANGE-TRADED FUNDS (35.51%)
  SNLN     Highland/iBoxx Senior Loan ETF                            2.00       163       18.44           3,006
  EMB      iShares J.P. Morgan USD Emerging Markets Bond ETF         2.49        33      113.51           3,746
  PGF      PowerShares Financial Preferred Portfolio                 3.33       262       19.10           5,004
  PICB     PowerShares International Corporate Bond Portfolio        1.67        96       26.23           2,518
  PGX      PowerShares Preferred Portfolio                           3.33       331       15.13           5,008
  BKLN     PowerShares Senior Loan Portfolio                         4.65       302       23.16           6,994
  JNK      SPDR Bloomberg Barclays High Yield Bond ETF               1.67        68       36.88           2,508
  SJNK     SPDR Bloomberg Barclays Short Term High
             Yield Bond ETF                                          1.66        90       27.79           2,501
  RWX      SPDR Dow Jones International Real Estate ETF              2.23        90       37.31           3,358
  HYEM     VanEck Vectors Emerging Markets High Yield
              Bond ETF                                               1.67       103       24.38           2,511
  HYD      VanEck Vectors High-Yield Municipal Index ETF             1.66        81       30.80           2,495
  IHY      VanEck Vectors International High Yield Bond ETF          1.66       100       25.02           2,502
  EMLC     VanEck Vectors J.P. Morgan EM Local Currency
              Bond ETF                                               2.50       202       18.65           3,767
  VCIT     Vanguard Intermediate-Term Corporate Bond ETF             4.99        86       87.32           7,510
         MASTER LIMITED PARTNERSHIPS (11.15%)
         Energy (11.15%)
  CNNX     Cone Midstream Partners LP (9)                            0.75        60       18.87           1,132
  DKL      Delek Logistics Partners LP (9)                           0.75        35       32.10           1,124
  ENBL     Enable Midstream Partners LP (9)                          0.75        73       15.51           1,132
  EPD      Enterprise Products Partners LP (9)                       0.74        41       27.05           1,109
  EQM      EQT Midstream Partners LP (9)                             0.75        15       75.24           1,129
  HEP      Holly Energy Partners LP (9)                              0.75        34       33.32           1,133
  MPLX     MPLX LP (9)                                               0.74        33       33.89           1,118
  PSXP     Phillips 66 Partners LP (9)                               0.74        23       48.72           1,121
  RMP      Rice Midstream Partners LP (9)                            0.74        56       20.01           1,121
  SEP      Spectra Energy Partners LP (9)                            0.73        25       43.76           1,094
  SMLP     Summit Midstream Partners LP (9)                          0.75        48       23.60           1,133
  TLP      TransMontaigne Partners LP (9)                            0.74        26       42.59           1,107
  VNOM     Viper Energy Partners LP (9)                              0.75        70       16.10           1,127
  WNRL     Western Refining Logistics LP (9)                         0.73        42       26.30           1,105
  WPZ      Williams Partners LP (9)                                  0.74        28       40.05           1,121

                                          Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 1626
Total Income Portfolio, Series 10
The Trust Portfolio as of the Inception Date, July 12, 2017
-----------------------------------------------------------------------------------------------------------------
                                                                 Percentage
                                                                 of Aggregate Initial Per Share      Cost To
  Ticker Company Name (1)                                        Offer Price  Shares    Price    Portfolio (2)(3)
-----------------------------------------------------------------------------------------------------------------
         REAL ESTATE INVESTMENT TRUSTS (11.64%)
         Real Estate (11.64%)
  APLE     Apple Hospitality REIT, Inc. (8)                          0.59%       48   $   18.41  $          884
  CHSP     Chesapeake Lodging Trust (8)                              0.59        36       24.65             887
  CIO      City Office REIT, Inc. (8)                                0.59        72       12.34             888
  EPR      EPR Properties (8)                                        0.61        13       70.40             915
  EXR      Extra Space Storage, Inc. (8)                             0.64        13       74.13             964
  GLPI     Gaming and Leisure Properties, Inc. (8)                   0.59        24       37.03             889
  GOOD     Gladstone Commercial Corporation (8)                      0.59        42       21.17             889
  HPT      Hospitality Properties Trust (8)                          0.59        31       28.73             891
  HST      Host Hotels & Resorts, Inc. (8)                           0.67        56       18.02           1,009
  LSI      Life Storage, Inc. (8)                                    0.61        13       70.99             923
  OLP      One Liberty Properties, Inc. (8)                          0.60        39       23.10             901
  RPT      Ramco-Gershenson Properties Trust (8)                     0.59        70       12.75             893
  RPAI     Retail Properties of America, Inc. (8)                    0.59        74       12.10             895
  SIR      Select Income REIT (8)                                    0.59        38       23.47             892
  SPG      Simon Property Group, Inc. (8)                            0.72         7      153.94           1,078
  UBA      Urstadt Biddle Properties, Inc. (8)                       0.60        45       19.99             900
  WPC      W.P. Carey, Inc. (8)                                      0.61        14       65.83             922
  HCN      Welltower, Inc. (8)                                       0.68        14       72.61           1,017
  XHR      Xenia Hotels & Resorts, Inc. (8)                          0.59        45       19.65             884
                                                                                                 ----------------
                                                                                                 $     150,489
                                                                                                 ================

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on July 11, 2017. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on July 11, 2017. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $0 loss to the sponsor on the Inception Date.


The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(6) American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR")/CHESS Depositary Interest ("CDI")/New York Registry Share.

(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").


================================================================================
UNDERSTANDING YOUR INVESTMENT
================================================================================

                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheiminvestments.com. The unit price includes:

     o    the value of the securities,

     o    organization costs,

     o the maximum sales fee (which includes an initial sales fee, if applicable, a deferred sales fee and the creation and development fee), and

     o    cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Securities. The sponsor serves as the evaluator of the trust (the "evaluator"). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate.

     If applicable, the trustee or its designee will value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market prices if the market quotes are unavailable or inappropriate.

     The trustee determined the initial prices of the securities shown in "Trust Portfolio" for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. Organization costs will not exceed the estimate set forth under "Fees and Expenses."

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee for the trust typically has only a deferred component of 2.25% of the Public Offering Price, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

     The transactional sales fee does not include the C&D Fee which is described in "Fees and Expenses" in Part A of the prospectus and under "Expenses of the Trust" in Part B of the prospectus.

     Initial Sales Fee. On the date of deposit, the trust does not charge an initial sales fee. However, you will be charged an initial sales fee if you purchase your units after the first deferred sales fee payment has been assessed or if the price you pay for your units exceeds $10 per unit. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (2.75% of the Public Offering Price) and the sum of the maximum remaining deferred sales fee and the C&D Fee (initially $0.275 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.225 per unit). You pay any remaining deferred sales fee when you sell or redeem units. The trust may sell securities to meet the trust's obligations with respect to the deferred sales fee. Thus, no assurance can be given that the trust will retain its present size and composition for any length of time.

     In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under "Fees and Expenses."


     When you purchase units of the trust, if your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.


     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for more information.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid is 2.00% of the Public Offering Price per unit.


     Eligible dealer firms and other selling agents that sell units of Guggenheim Funds unit trusts in the primary market are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of Guggenheim Funds unit investment trusts in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

                                    Additional
Total Sales (in millions)           Concession
---------------------------         ----------
$25 but less than $100                 0.035%
$100 but less than $150                0.050%
$150 but less than $250                0.075%
$250 but less than $1,000              0.100%
$1,000 but less than $5,000            0.125%
$5,000 but less than $7,500            0.150%
$7,500 or more                         0.175%


     The additional sales concessions accrued by such eligible dealer firms and other selling agents will be paid out on a quarterly basis.

     Eligible unit trusts include all Guggenheim Funds unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trust to their customers.


     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of this trust and other Guggenheim Funds products. This compensation is intended to result in additional sales of Guggenheim Funds products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim Funds products by the intermediary or its agents, the placing of Guggenheim Funds products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.


     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim Funds products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim Funds product, including the trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in the trust's "Trust Portfolio" on the initial deposit of securities into the trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs. If units of the trust are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

     Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation. At the sponsor's discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash.

     You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of the trust's termination. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of your trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 Distributions

     Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date.

     The income distribution to the unitholders of the trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of each unitholder's pro rata share of the estimated net annual income distributions in the Income Account. Because income payments are not received by the trust at a constant rate throughout the year, such distributions to unitholders may be more or less than the amount credited to the Income Account as of the record date. For the purpose of minimizing fluctuation in the distributions from the Income Account, the trustee is authorized in certain circumstances to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee shall be reimbursed, without interest, for any such advances from funds in the Income Account on the ensuing record date.

     You can elect to:

     o    reinvest distributions in additional units of your trust at no fee, or

     o    receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. In addition, your trust may pay a special distribution in order to maintain the qualification of your trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the trust. The amount of your distributions will vary from time to time as companies change their dividends or default on interest payments, trust expenses change or as a result of changes in the trust's portfolio.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks


     All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in the trust. Recently, equity markets have experienced significant volatility. If the value of the securities in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.


     Market risk. Market risk is the risk that a particular security in the trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o    General securities markets movements;

     o    Changes in the financial condition of an issuer or a sector;

     o    Changes in perceptions about an issuer or a sector;

     o    Interest rates and inflation;

     o    Governmental policies and litigation; and

     o    Purchases and sales of securities by the trust.

     Even though we carefully supervise the portfolio, you should remember that we do not manage the portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Exchange-traded funds risk. The trust invests in shares of ETFs, which are investment pools that hold other securities. ETFs are often passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by the trust are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike mutual funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks, often referred to as "creation units," however, the sponsor does not intend to sell or redeem ETFs in this manner. Shares of ETFs are listed on securities exchanges for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end mutual funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

     ETFs are subject to various risks, including management's ability to meet the fund's investment objective. The trust is also subject to the risks to which the underlying ETFs may be subject, as well as the ETFs' management and operating expenses. You will bear not only your share of your trust's expenses, but also the expenses of the ETFs. By investing in the ETFs, the trust incurs greater expenses than you would incur if you invested directly in the ETFs. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Index correlation risk. Index correlation risk is the risk that the performance of an index-tracking ETF will vary from the actual performance of the ETF's target index, known as "tracking error." This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some ETFs use a technique called "representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. The use of representative sampling could increase the risk of a tracking error.

     Business development companies risk. BDCs are closed-end funds that have elected to be treated as business development companies under the Investment Company Act of 1940, as amended. BDCs' ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing, which may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. A BDC's credit rating may change over time, which could adversely affect their ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing BDC's credit facilities and related funding and service agreements may contain various covenants that limit the BDC's discretion in operating its business along with other limitations. Any defaults may restrict the BDC's ability to manage assets securing related assets which may adversely impact the BDC's liquidity and operations.

     BDCs are generally leveraged, which may magnify the potential for gains and losses on amounts invested and, accordingly, may increase the risks associated with those securities. While the value of a BDC's assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC's assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC's common stock, it could also adversely impact a BDC's ability to make dividend payments.

     BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors' pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

     BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material nonpublic information regarding such assets.

     BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss.

     BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser that may also provide this external managerial assistance to portfolio companies. Such investment adviser's liability may be limited under their investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation, which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC's investments.

     BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company's board of directors and authorization by the company's shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions.

     BDCs frequently have high expenses, which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses and fees payable to third parties relating to or associated with making investments. In addition, a BDC may pay an incentive fee to its investment adviser. The potential for the investment adviser to earn incentive fees may create an incentive for the investment adviser to make investments that are riskier or more speculative than would otherwise be in the best interests of the BDC. Additionally, if the base management fee is based on gross assets, the investment adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees. These incentives raise the expenses paid by a BDC. The trust will indirectly bear these expenses and estimated BDC expenses are shown in the trust's annual operating expenses under "Fee Table" to illustrate the impact of their impact. These expenses may fluctuate significantly over time.

     If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund, which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness, which could have a material adverse impact on its business.

     Limited liquidity and volatility risk. The markets for fixed-income securities, such as those held by certain BDCs and ETFs in the trust, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a BDC or ETF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     In response to the current national economic downturn, governmental cost burdens may be reallocated among federal, state and local governments. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of bonds and certain fixed-income securities might seek protection under the bankruptcy laws.

     Credit and income risk. Credit risk is the risk that the issuer of a debt security held by a BDC or ETF in the trust is unable to make interest and/or principal payments on the security. An issuer's credit rating or general market assessments of the issuer's ability to pay its obligations may affect the market value of the securities in the trust.

     Interest rate risk. Interest rate risk is the risk that the value of securities held by a BDC or ETF in your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

     Call risk. Call risk is the risk that securities held by a BDC or ETF in your trust can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by a BDC or ETF in the trust are more likely to be called when interest rates decline. The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Security quality risk. Security quality risk is the risk that a reduction in a security's rating may decrease its value, the value of a BDC or ETF and the value of your investment in your trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust.

     High-yield securities risk. Certain BDCs and ETFs held by your trust invest in high-yield or "junk" securities. High-yield securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates because an increase in rates generally decreases values. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend or interest payments.

     High-yield or "junk" securities, the general names for securities rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated, senior securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     The market for high-yield securities is smaller and less liquid than that for investment-grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete and may include higher execution expenses.

     Split-ratings risk. Split-rated securities are those securities that, at the time of investment, are rated below investment-grade by one rating agency, so long as at least one other rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

     Preferred securities risk. Certain ETFs held by the trust invest in preferred securities, including preferred stock and trust preferred securities.

     Similar to bonds, preferred stocks typically offer a fixed rate of return, paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior equity securities" and preferred stockholders enjoy preference over common stockholders with regard to liquidations. For the prospect of a higher or stated yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on national stock exchanges. Trust preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority in liquidation and therefore will be subject to greater credit risk than those debt instruments.

     Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interest in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

     In addition to the risks set forth above, these securities are also subject to the following risks:

     o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the debentures underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the debentures is able to pay interest on the underlying debentures.

     o Unitholders have no right to accelerate the trust preferred securities or the underlying debentures for non-payment.

     o A corporation issuing the underlying debentures may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

     o Tax or regulatory changes may change the tax characterization of the trust preferred securities or the underlying debentures, and, as a result, may effect the value of your units.

     o Trust preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity or the trust's termination.

     Foreign securities risk. The trust invests in ADRs and U.S.-listed foreign securities, and certain ETFs or BDCs held by the trust invest in foreign securities. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the trust's foreign security holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     Emerging market risk. The trust and certain ETFs held by your trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

     Senior loan risk. Certain ETFs held by the trust invest in senior loans. Senior loans in which the ETFs invest:

     o    generally are of below investment-grade credit quality;

     o    may be unrated at the time of investment;

     o may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate:

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of an ETF to sell an investment in a timely manner at a price approximately equal to its value on the ETF's books. The illiquidity of senior loans may impair an ETF's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your trust's net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price an ETF could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Municipal bond risk. Certain ETFs held by the trust invest in municipal bonds, which are subject to various risks. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. In addition, fixed-rate municipal bonds are subject to further risks, including the risk that the value of such municipal bonds will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate.

     Certain municipal bonds held by the ETFs may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

     Certain municipal bonds held by the ETFs may have been purchased by the sponsor or issuers of the securities in a trust on a "when issued" basis. Municipal bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the initial date of deposit (although such governmental entity had committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed ("delayed delivery") or may not occur.

     Certain municipal bonds held by the ETFs are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates.

     Small-capitalization and mid-capitalization company risk. The trust and certain BDCs and ETFs held by the trust include securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than large-capitalization companies. These additional risks are due in part to the following factors.
Small-capitalization and mid-capitalization companies may:

     o    Have limited product lines, markets or financial resources;

     o Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

     o    Have less publicly available information;

     o    Lack management depth or experience;

     o    Be less liquid;

     o    Be more vulnerable to adverse general market or economic developments;
          and

     o Be dependent upon products that were recently brought to market or key personnel.

     Master Limited Partnership risk. The trust invests in MLPs. MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. A trust's investment in securities of MLPs, which are required to distribute substantially all of their income to investors in order to not be subject to entity level taxation, often offer a yield advantage over other types of securities. Currently, most MLPs operate in the energy, natural resources or real estate sectors. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources sectors, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. There are certain tax risks associated with MLPs, including the risk that U.S. taxing authorities could challenge a trust's treatment for federal income tax purposes of the MLPs in which the trust invests. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of a trust's investments.

     The benefit the trust derives from its investment in MLPs is largely dependent on their being treated as partnerships for federal income tax purposes. As a partnership, an MLP has no income tax liability at the entity level. If, as a result of a change in an MLP's business, an MLP were treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the applicable corporate tax rate. If an MLP was classified as a corporation for federal income tax purposes, the amount of cash available for distribution with respect to its units would be reduced and any such distributions received by the trust would be taxed entirely as dividend income if paid out of the earnings of the MLP. Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a material reduction in the after-tax return to the trust, likely causing a substantial reduction in the value of the units of the trust.

     REIT risk. The trust and certain ETFs held by the trust invest in REITs. A REIT is a company that buys, develops, finances, and/or manages income-producing real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the national, state and local economic climate and real estate conditions; perceptions of prospective tenants about the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the REIT.

     Passive foreign investment companies ("PFIC") risk. Your trust may invest in companies that are considered to be PFICs. In general, PFICs are certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income. As a result of an investment in PFICs, your trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those securities, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

     Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain issuers represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuer, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the prices of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     Significant unitholders risk. There may be unitholders of the trust who hold a significant portion of the trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of the trust.

     See "Risk Factors" in Part B of the prospectus for additional information.

                              How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

     o    to pay expenses,

     o    to issue additional units or redeem units,

     o    in limited circumstances to protect the trust,

     o to avoid direct or indirect ownership of a passive foreign investment company,

     o to make required distributions or avoid imposition of taxes on the trust,

     o to maintain the qualification of the trust as a regulated investment company, or

     o    as permitted by the trust agreement.

     You will not be able to dispose of or vote any of the securities in your trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than your trust. However, the trustee may not be able to vote the securities in your trust that are traded on foreign exchanges.

     In the event that an issuer of any of the securities in your trust offers to issue new securities, or to exchange securities for trust securities, the trustee will, at the direction of the sponsor, accept or reject such offer or vote for or against any offer for new or exchanged securities or property in exchange for a trust security. Should any issuance, exchange or substitution take place, any securities, cash or property received will be deposited and promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property.

     Only the trustee may vote the shares of the BDCs held in your trust. The trustee will vote the shares in the same general proportion as the shares held by other shareholders of each BDC.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. In certain cases, the trustee may need additional time to acquire the securities necessary to create units and consequently, the trust may not be fully invested at all times, which may impact the trust's performance. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we, acting in an agency capacity, may direct that the trust places orders with and pays brokerage commissions to brokers that sell units or are affiliated with the trust. We will not select firms to handle these transactions on the basis of their sale of units of your trust or any other products sponsored by us. We cannot guarantee that the trust will keep its present size and composition for any length of time.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                              General Information

     Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. ("Claymore"). On September 27, 2010, Claymore officially changed its name to Guggenheim Funds Distributors, LLC. This change follows the acquisition of Claymore by Guggenheim Partners, LLC on October 14, 2009. Since the finalization of the acquisition, we have been operating as a subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust's objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. Your trust may also pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     Your trust, and therefore the unitholders of your trust, will also indirectly bear the expenses of the underlying BDCs and ETFs. While your trust will not pay these expenses directly out of its assets, these expenses are shown under "Annual Fund Operating Expenses of the Trust" in the "Fees and Expenses" section of the prospectus to illustrate the impact of these expenses. Please note that the sponsor or an affiliate may be engaged as a service provider to certain BDCs and ETFs held by your trust and therefore certain fees paid by your trust to such BDCs and ETFs will be paid to the sponsor or an affiliate for its services to such BDCs and ETFs.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

            Report of Independent Registered Public Accounting Firm

Unitholders
Guggenheim Defined Portfolios, Series 1626


     We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages 11, 12, 13 and 14 of this prospectus, of Guggenheim Defined Portfolios, Series 1626, as of July 12, 2017, the initial date of deposit. This statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of July 12, 2017. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guggenheim Defined Portfolios, Series 1626, as of July 12, 2017, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ Grant Thornton LLP

Chicago, Illinois
July 12, 2017


Guggenheim Defined Portfolios, Series 1626


Statement of Financial Condition
as of the Inception Date, July 12, 2017

Investment in securities
Sponsor's contracts to purchase underlying securities backed by
    letter of credit (1)(2)                                                     $    150,489
                                                                                ------------
                                                                                $    150,489
                                                                                ============
Liabilities and interest of unitholders
Liabilities:
    Organization costs (3)                                                      $      1,204
    Creation and development fee (6)                                                     752
    Deferred sales fee (4)                                                             3,386
                                                                                ------------
                                                                                       5,342
                                                                                ------------
Interest of unitholders:
    Cost to unitholders (5)                                                          150,489
    Less: initial sales fee (4)                                                           --
    Less: organization costs, C&D and deferred sales fees (3)(4)(5)(6)                 5,342
                                                                                ------------
    Net interest of unitholders                                                      145,147
                                                                                ------------
          Total                                                                 $    150,489
                                                                                ============
Number of units                                                                       15,049
                                                                                ============
Net Asset Value per Unit                                                        $      9.645
                                                                                ============


-----------------------
(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.


(2) A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds (aggregating $150,489) necessary for the purchase of the securities in the trust, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $8.00 per 100 units of the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of the trust.


(4) The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, if applicable, a deferred sales fee and a creation and development fee. If units are purchased after the first deferred sales fee has been assessed or if the price you pay for your units exceeds $10 per unit, an initial sales fee is charged, which is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee is 2.75% of the Public Offering Price (equivalent to 2.75% of the net amount invested). The deferred sales fee is equal to $0.225 per unit.

(5) The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.

(6) The trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.




                         GUGGENHEIM DEFINED PORTFOLIOS

                        GUGGENHEIM PORTFOLIO PROSPECTUS


                           PART B DATED JULY 12, 2017


     The prospectus for a Guggenheim Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

                                    Contents

         General Information                                    2
         Investment Policies                                    2
         Risk Factors                                           3
         Administration of the Trust                           16
         Expenses of the Trust                                 22
         Portfolio Transactions and Brokerage Allocation       24
         Purchase, Redemption and Pricing of Units             24
         Taxes                                                 28
         Experts                                               31



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (i) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust; (ii) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement; and (iii) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     Unitholders will not be able to dispose of or vote any of the securities in a trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such trust. However, the trustee may not be able to vote the securities in a trust that are traded on foreign exchanges.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds ("Closed-End Funds"). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowing rises.

     Exchange-Traded Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of exchange-traded funds ("ETFs"). ETFs are investment pools that hold other securities. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective. The underlying ETF has management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying ETF. By investing in an ETF, the trust incurs greater expenses than you would incur if you invested directly in the ETF.

     Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets.

     Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past.

     The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust's portfolio.

     The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (i) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company; (ii) acquiring control of a bank or another bank holding company; (iii) acquiring all or substantially all the assets of a bank; or (iv) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

     Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the cleanup and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into United States dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Trust Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund or an ETF may invest:

     o    generally are of below investment-grade or "junk" credit quality;

     o    may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund or an ETF to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's or the ETF's books. The illiquidity of senior loans may impair a Closed-End Fund's or the ETF's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds or the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund or an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund or an ETF could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund or an ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Floating-Rate Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust may invest in floating-rate securities. Certain Closed-End Funds or ETFs held by the trust may invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the Closed-End Funds or the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the Closed-End Funds or the ETFs held by the trust.

     Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies ("Small-Cap Companies") or middle market capitalization companies ("Mid-Cap Companies") will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A)  As to the Income Account:

     (1)  Income received;

     (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

     (1) The dates of disposition of any securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)  The following information:

     (1) A list of the securities as of the last business day of such calendar year;

     (2) The number of units outstanding on the last business day of such calendar year;

     (3) The redemption price based on the last evaluation made during such calendar year; and

     (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (iii) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (iv) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, LLC was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, LLC is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, LLC.

     Guggenheim Funds Distributors, LLC has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, LLC which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the trust agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Guggenheim Funds Distributors, LLC, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, LLC utilizes the trustee to perform certain evaluation services.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, LLC is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust's objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (i) fees for the trustee's extraordinary services; (ii) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (v) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee, if applicable, plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust's portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a "Distribution In Kind") from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected; and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company ("DTC") through an investor's brokers' account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. Your trust intends to qualify as a "regulated investment company" under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes. An adverse federal income tax audit of a partnership that the trust invests in could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).


     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be immediately taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from a trust may also be subject to a 3.8% "Medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.


     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.


     Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gain dividends may be attributable to the trust's interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in the trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% or 28% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the "Medicare tax" described above.


     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. Dividends from REITs such as those held by the trust are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or up to 30 business days before your trust terminates. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive trust securities plus, possibly, cash. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could, however, assert that a loss could not be currently deducted.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending upon their income.

     Foreign Tax Credit. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

     Investments in Certain Foreign Corporations. If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. The trust will not be able to pass through to its Unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. Distributions from the trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.


                         GUGGENHEIM DEFINED PORTFOLIOS
                     GUGGENHEIM PORTFOLIO PROSPECTUS-PART B
                                 JULY 12, 2017


Where to Learn More
You can contact us for free information about this and other investments.

Visit us on the Internet
http://www.guggenheiminvestments.com

Call Guggenheim Funds
(800) 345-7999
Pricing Line (888) 248-4954

Call The Bank of New York Mellon
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information
     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail: publicinfo@sec.gov
Write:  Public Reference Room
        Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call: 1-202-942-8090 (only for information on the operation of the Public Reference Room)

     When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Contents
                                      Investment Summary
--------------------------------------------------------
A concise     2  Overview
description   2  Investment Objective
of essential  2  Principal Investment Strategy
information   2  Security Selection
about the     4  Future Trusts
portfolio     4  Essential Information
              4  Portfolio Diversification
              5  Principal Risks
              9  Who Should Invest
              9  Fees and Expenses
             10  Example
             11  Trust Portfolio


                           Understanding Your Investment
--------------------------------------------------------
Detailed     15  How to Buy Units
information  19  How to Sell Your Units
to help you  20  Distributions
understand   21  Investment Risks
your         31  How the Trust Works
investment   32  General Information
             33  Expenses
             35  Report of Independent Registered Public
                   Accounting Firm
             36  Statement of Financial Condition


For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More
--------------------------------------------------------------------------------
You can contact us for Visit us on the Internet
free information about http://www.guggenheiminvestments.com
these investments.     Call Guggenheim Funds (800) 345-7999
                       Pricing Line (888) 248-4954
                       Call The Bank of New York Mellon
                       (800) 701-8178 (investors)
                       (800) 647-3383 (brokers)

Additional Information
--------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail: publicinfo@sec.gov
        --------------------------------------------------
Write:  Public Reference Room, Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on
        the operation of the Public Reference Room)


Refer to:
     Guggenheim Defined Portfolios, Series 1626
     Securities Act file number: 333-218652
     Investment Company Act file number: 811-03763


When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:


The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.


GUGGENHEIM LOGO

PROSPECTUS

Total Income Portfolio, Series 10

LOGO UNIT INVESTMENT TRUSTS

Guggenheim Defined Portfolios Series 1626


DATED JULY 12, 2017






                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                 INSURER/POLICY NO.                           AMOUNT

          National Union Fire Insurance
          Company of Pittsburgh,                            $4,000,000
          Pennsylvania
          5692790

     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

           Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                   Exhibits as listed on the List of Exhibits

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 1626 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 12th day of July, 2017.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1626
                                                                    (Registrant)

                                           By GUGGENHEIM FUNDS DISTRIBUTORS, LLC
                                                                     (Depositor)

                                                                  By /s/ Amy Lee
                                                                  --------------
                                                                        Amy Lee,
                                                    Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                           TITLE                                  DATE
                                                                             )   By:    /s/ Amy Lee
                                                                             )          -----------
                                                                             )          Amy Lee
DONALD C. CACCIAPAGLIA*                   Chief Executive Officer and        )          Attorney-in-Fact*
                                          President of Guggenheim Funds      )
                                          Distributors, LLC                  )          July 12, 2017
                                                                             )
DOMINICK COGLIANDRO*                      Chief Operating Officer of         )          July 12, 2017
                                          Guggenheim Funds Distributors,     )
                                          LLC                                )
                                                                             )
JULIE JACQUES*                            Treasurer of Guggenheim Funds      )          July 12, 2017
                                          Distributors, LLC                  )
                                                                             )
JULIE JACQUES*                            Principal Financial Officer of                July 12, 2017
                                          Guggenheim Funds Distributors,
                                          LLC

FARHAN SHARAFF                            Chief Investment Officer of
                                          Guggenheim Funds Distributors,
                                          LLC

/s/ Amy Lee                               Vice President and Secretary of               July 12, 2017
-----------                               Guggenheim Funds Distributors,
AMY LEE                                   LLC

-------------------------
* Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 1601 on April 3, 2017.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibit 3.1 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibit 3.2 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.

     6.0 Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1601 (File No. 333-217117) filed on April 3, 2017).